August 29, 2019

J. Mark Goode
Chief Executive Officer
Hash Labs Inc.
78 SW 7th Street
Miami, FL 33130

       Re: Hash Labs Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 30, 2019
           File No. 333-228042

Dear Mr. Goode:

     We have reviewed your amended registration statement and have the following comment. Our reference to a prior comment is to the comment in our April 26, 2019 letter.

       Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We have reviewed your revised disclosure, including your removal of references to the issuance of a digital token, and your response to prior comment 1. We continue to believe that the gold program offered through the Coro mobile application will involve the offer and sale of securities under the Securities Act of 1933. In this regard, we note that the gold program, as revised, appears to involve the offer and sale of an investment contract under which users will be able to purchase interests in unallocated pool of gold. The facts we noted in prior comment 1 do not appear to have materially changed, other than the fact you have removed references to the digital token. However, this does not appear to change the investment contract analysis as the interests in the gold program continue to be essentially fungible and transferable. Moreover, the fact that you intend to operate a money transmission business does not change the investment contract analysis because money transmission businesses can offer and sell securities. Accordingly, please tell us
 J. Mark Goode
Hash Labs Inc.
August 29, 2019
Page 2
      how you intend to register the offering of the interests in the gold program, or the exemption from the registration requirements of the Securities Act of 1933 you will rely on to conduct the offering.

      If you disagree with our conclusion, please provide us with a detailed legal analysis explaining your position. Your analysis should include a detailed description of the operation of the gold program, including the specific rights users have with respect to the pool of gold. Your analysis also should compare and, if applicable, distinguish the offering of interests in the gold program from other offerings of interests in gold programs registered under the Securities Act of 1933, such as the Vaulted Gold Bullion Trust with its issuance of Gold Deposit Receipts. Your analysis should continue to address Gary
      Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir.
      1985).
      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

FirstName LastNameJ. Mark Goode                             Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameHash Labs Inc.
                                                            and Services
August 29, 2019 Page 2
cc:       Thomas A. Rose, Esq.
FirstName LastName